Filed Pursuant to Rule 433
Registration No. 333-121744
March 24, 2006

Reverse

Convertible

Note

Securities

Securities

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

(212) 272-6928

New Issue

STRUCTURED EQUITY PRODUCTS

Indicative Terms

THE BEAR STEARNS COMPANIES INC.

INVESTMENT HIGHLIGHTS

1-year term to maturity.

•                  Note offering linked to the common stock of National Oilwell Varco, Inc. (the “Reference Asset”).

•                  The Note pays an annualized fixed rate coupon; payments are made semiannually.

•                  The Notes are a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A by S&P).

•                  Issue price for the Note offering: 100% of the Principal Amount ($1,000).

•                  The Note is not principal protected if: (i) the price of the Reference Asset falls by 30% or more at any time between the Note’s Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset.

•                  The Note does not participate in the upside of the Reference Asset. Even if the Final Level of the Reference Asset exceeds the Initial Level of the Reference Asset, your return will not exceed the principal amount invested plus the coupon payments.

Reference Asset	Symbol	Term to Maturity	Coupon Rate	Contingent Protection Level	Initial Public Offering Price
National Oilwell Varco, Inc., common stock, par value $0.01, traded on NYSE	NOV	1-year	[11.50 – 12.50]%	[70]%	100%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

GENERAL TERMS FOR THE NOTE OFFERING

This free writing prospectus relates to the  Note offering linked to the common stock of National Oilwell Varco, Inc.  We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the Note offering relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or as to the suitability of an investment in the Note.

ISSUER:	The Bear Stearns Companies Inc.

ISSUER’S RATING:	A1 / A (Moody’s / S&P)

PRINCIPAL AMOUNT:	To be disclosed in the final pricing supplement.

DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter.

REFERENCE ASSET:	The common stock of National Oilwell Varco, Inc., par value $0.01, traded on the NYSE under the symbol “NOV.”

SELLING PERIOD ENDS:	March [27], 2006

PRICING DATE:	March [27], 2006

SETTLEMENT DATE:	March [30], 2006

CALCULATION DATE:	March [27], 2007

MATURITY DATE:	March [30], 2007

COUPON RATE (PER ANNUM):	[11.50%-12.50%]

CONTINGENT PROTECTION LEVEL:	[70]%

CONTINGENT PROTECTION PRICE:	(Contingent Protection Level x Initial Level).

AGENT’S DISCOUNT:	1.50% , to be disclosed in the final pricing supplement.

CASH SETTLEMENT VALUE:

We will pay you 100% of the principal amount of your Notes, in cash, at maturity if either of the following is true: (i) the Trading Level of the Reference Asset never equals or falls below the Contingent Protection Level from the period beginning with the Pricing Date up to and including the Calculation Date; or (ii) the Final Level of the Reference Asset is equal to or greater than the Initial Level of the Reference Asset.

However, if both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level from the period beginning with the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset. In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset.  It is our intent to physically deliver to the Reference Asset when applicable, but we reserve the right to settle the note in cash.

INTEREST PAYMENT DATES:	The [30th] day of each [March] and [September], commencing on [September 30, 2006], to be disclosed in the final pricing supplement.

INITIAL LEVEL:	The Closing Price of the Reference Asset on the Pricing Date.

EXCHANGE RATIO:	Equals $1,000 divided by the Initial Level (rounded down to the nearest whole number with fractional shares to be paid in cash), to be disclosed in the final pricing supplement.

FRACTIONAL SHARE CASH AMOUNT:	An amount in cash per Note equal to $1,000 minus the product of (x) the Exchange Ratio and (y) the Initial Level.

CUSIP:	073902KJ6

LISTING:	The Note will not be listed on any U.S. securities exchange or quotation system.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus, dated February 2, 2005 (the “Prospectus), as supplemented by the prospectus supplement, dated February 16, 2006 (the “Prospectus Supplement). You should carefully consider, among other things, the matters set forth in “Risk Factors” and “Risk Factors - Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” in the Prospectus Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows: http://www.sec.gov/Archives/edgar/data/777001/000104746906002070/a2167609z424b2.htm

SELECTED RISK CONSIDERATIONS

The following highlights some, but not all, of the risk considerations relevant to investing in the Notes. The following must be read in conjunction with the sections “Risk Factors” and “Risk Factors - Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset,” beginning on pages S-5 and S-12, respectively, in the Prospectus Supplement.

•                  Suitability of Note for Investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•                  Not Principal Protected —The Notes are not principal protected. If both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level from the period beginning with the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset. In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset.

•                  Return Limited to Coupon — Your return is limited to the principal amount you invested plus the coupon payments. You will not participate in any appreciation in the value of the Reference Asset.

•                  No Secondary Market — Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of those bids be predicted.

•                  No Interest, Dividend or Other Payments — You will not receive any interest or dividend payments or other distributions on the stocks comprising the Reference Asset; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•                  Taxes — We intend to treat each Note as a put option written by you in respect of the Reference Asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

•                  The Notes may be Affected by Certain Corporate Events and you will have Limited Antidilution Protection. — Following certain corporate events relating to the underlying Reference Asset (where the underlying company is not the surviving entity), you will receive at maturity, cash or a number of shares of the common stock of a successor corporation to the underlying company, based on the Closing Price of such successor’s common stock. The Calculation Agent for the Notes will adjust the amount payable at maturity by adjusting the Initial Level of the Reference Asset, Contingent Protection Level, Contingent Protection Price and Exchange Ratio for certain events affecting the Reference Asset, such as stock splits and stock dividends and certain other corporate events involving an underlying company. However, the Calculation Agent is not required to make an adjustment for every corporate event that can affect the Reference Asset. If an event occurs that is perceived by the market to dilute the Reference Asset but that does not require the Calculation Agent to adjust the amount of the Reference Asset payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected.

INTEREST AND PAYMENT AT MATURITY

Interest. The interest rate for the Note is designated on the cover of this free-writing prospectus. The interest paid will include interest accrued from the Original Issue Date to, but excluding, the relevant Interest Payment Date or Maturity Date. Interest will be paid to the person in whose name the Note is registered at the close of business on the Record Date before each Interest Payment Date. However, interest payable on the Maturity Date will be payable to the person to whom principal is payable. If the Interest Payment Date is also a day on which principal is due, the interest payable will include interest accrued to, but excluding, the stated Maturity Date.

Payment at Maturity. We will pay you 100% of the principal amount of your Notes, in cash, at maturity if either of the following is true: (i) the Trading Level of the Reference Asset never equals or falls below the Contingent Protection Level from the period beginning with the Pricing Date up to and including the Calculation Date; or (ii) the Final Level of the Reference Asset is equal to or greater than the Initial Level of the Reference Asset.

However, if both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level from the period beginning with the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset.

In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset.  It is our intent to physically deliver the Reference Asset when applicable, but we reserve the right to settle the note in cash.

We will (i) provide written notice to the Trustee and to the Depositary, on or prior to the Business Day immediately prior to the Maturity Date of the amount of cash or number of shares of the Reference Asset (and cash in respect of coupon and cash in respect of any fractional shares of the Reference Asset), as applicable, to be delivered, and (ii) deliver such cash or shares of the Reference Asset (and cash in respect of coupon and cash in respect of any fractional shares of the Reference Asset), if applicable, to the Trustee for delivery to you. The Calculation Agent shall determine the Exchange Ratio.

REFERENCE ASSET INFORMATION

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-20 in the Prospectus Supplement. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a Reference Asset can be located by reference to the SEC file number provided below.

The summary information below regarding the company issuing the stock comprising the Reference Asset comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the Reference Asset with the SEC. Investors are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of the issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of the issuer.

National Oilwell Varco, Inc. (“NOV”)

National Oilwell Varco, Inc.’s (“National Oilwell”) common stock, par value $0.01, trades on the New York Stock Exchange, Inc. (“NYSE”) under the symbol “NOV.”  National Oilwell is a Delaware corporation incorporated in 1995 and is a worldwide provider of equipment and components used in oil and gas drilling and production operations, oilfield services, and supply chain integration services to the upstream oil and gas industry. National Oilwell conducts operations in over 500 locations across six continents. National Oilwell operates through three business segments: Rig Technology, Petroleum Services and Supplies, and Distribution Services. National Oilwell’s SEC file number is 001-12317.

ILLUSTRATIVE EXAMPLES & HISTORICAL TABLES

The following are illustrative examples demonstrating the hypothetical amounts payable at maturity based on the assumptions outlined below. These examples do not purport to be representative of every possible scenario concerning increases or decreases in the Reference Asset or of the movements that are likely to occur with respect to the relevant Reference Asset. You should not construe these examples or the data included in tables as an indication of the expected performance of the Notes. Some amounts are rounded and actual returns may be different.

Assumptions:

•                  Investor purchases $1,000 principal amount of Notes on the Pricing Date at the initial offering price of 100% and holds the Notes to maturity. No Market Disruption Events or Events of Default occur during the term of the Notes.

•                  Initial Level:  $61.38

•                  Contingent Protection Level:  70%

•                  Contingent Protection Price:  $42.97 ($61.38 x 70%)

•                  Exchange Ratio:  16 ($1,000/$61.38)

•                  Coupon:  [12.0%] per annum, paid semiannually ([$60.00] per semiannual period) in arrears.

•                  The reinvestment rate on any interest payments made during the term of the Notes is assumed to be 0%. The 1-year total return on a direct investment in the Reference Asset is calculated below prior to the deduction of any brokerage fees or charges. Both a positive reinvestment rate, or if any brokerage fees or charges were incurred, would increase the total return on the Notes relative to the total return of the Reference Asset.

•                  Maturity:  1 year

•                  Fractional Share Cash Amount:  $17.92

•                  Dividend and dividend yield on the Reference Asset:  $0.00 and 0.00% per annum

Example 1 – On the Calculation Date, the Final Level of $67.52 is greater than the Initial Level, resulting in a payment at maturity of $1,000, regardless of whether the Contingent Protection Price was ever reached or breached. An investor would also have received two interest payments of $60.00, for a total of $1,120.00. If you had invested directly in the Reference Asset for the same one-year period, you would have received total cash payments of $1,100.03 (number of shares of the Reference Asset multiplied by the Final Level, plus the dividend payments), assuming liquidation of shares at the Final Level. You would have earned a [12.00%] return with an investment in the Notes and a 10.00% return with a direct investment in the Reference Asset (prior to the deduction of any brokerage fees or charges).

Example 2 – On the Calculation Date, the Final Level of $55.24 is below the Initial Level, but the Trading Level never equaled or fell below the Contingent Protection Price. As discussed in example 1 above, an investor would receive total payments of $1,120.00, earning a [12.00%] return over the term of the Notes. A direct investment in the Reference Asset during that same one-year time period would have generated a return of $899.96 (number of shares of the Reference Asset multiplied by the Final Level, plus the dividend payments), assuming liquidation of shares at the Final Level. You would have earned a [12.00%] return with an investment in the Notes and incurred a loss of -10.00% with a direct investment in the Reference Asset (prior to the deduction of any brokerage fees or charges).

Example 3 – On the Calculation Date, the Final Level of $39.90 is below the Initial Level and also is below the Contingent Protection Price. At our election, an investor would receive a number of shares equal to the Exchange Ratio, plus the Fractional Share Cash Amount plus the two interest payments of $60.00; or, 16 shares plus $17.92 plus $120.00. The cash equivalent equals $776.32. If you had invested directly in the Reference Asset for the same one-year period, you would have received total cash payments of $650.04 (number of shares of the Reference Asset multiplied by the Final Level, plus the dividend payments), assuming liquidation of shares at the Final Level. An investment in the Notes would have resulted in a loss of -22.37%, while a direct investment in the Reference Asset would have resulted in a loss of -35.00% (prior to the deduction of any brokerage fees or charges).

Table of Hypothetical Cash Settlement Values

Assumes the Trading Level Never Equals or Falls Below the Contingent Protection Price Before the Calculation Date

		Investment in the Notes					Direct Investment in the Reference Asset
Initial Level	Hypothetical Final Level	Cash Settlement Value	Total Coupon Payments (in % Terms)		1-Year Total Return		Percentage Change in Value of Reference Asset	Dividend Yield	1-Year Total Return
61.38	122.76	$1,000.00	[12.00	]%	[12.00	]%	100.00%	0.00%	100.00%
61.38	107.42	$1,000.00	[12.00	]%	[12.00	]%	75.00%	0.00%	75.00%
61.38	92.07	$1,000.00	[12.00	]%	[12.00	]%	50.00%	0.00%	50.00%
61.38	76.73	$1,000.00	[12.00	]%	[12.00	]%	25.00%	0.00%	25.00%
61.38	67.52	$1,000.00	[12.00	]%	[12.00	]%	10.00%	0.00%	10.00%
61.38	64.45	$1,000.00	[12.00	]%	[12.00	]%	5.00%	0.00%	5.00%
61.38	61.38	$1,000.00	[12.00	]%	[12.00	]%	0.00%	0.00%	0.00%
61.38	58.31	$1,000.00	[12.00	]%	[12.00	]%	-5.00%	0.00%	-5.00%
61.38	52.48	$1,000.00	[12.00	]%	[12.00	]%	-14.50%	0.00%	-14.50%

Table of Hypothetical Cash Settlement Values

Assumes the Trading Level Does Equal or Fall Below the Contingent Protection Price Before the Calculation Date

		Investment in the Notes					Direct Investment in the Reference Asset
Initial Level	Hypothetical Final Level	Cash Settlement Value	Total Coupon Payments (in % Terms)		1-Year Total Return		Percentage Change in Value of Reference Asset	Dividend Yield	1-Year Total Return
61.38	122.76	$1,000.00	[12.00	]%	[12.00	]%	100.00%	0.00%	100.00%
61.38	107.42	$1,000.00	[12.00	]%	[12.00	]%	75.00%	0.00%	75.00%
61.38	92.07	$1,000.00	[12.00	]%	[12.00	]%	50.00%	0.00%	50.00%
61.38	76.73	$1,000.00	[12.00	]%	[12.00	]%	25.00%	0.00%	25.00%
61.38	67.52	$1,000.00	[12.00	]%	[12.00	]%	10.00%	0.00%	10.00%
61.38	64.45	$1,000.00	[12.00	]%	[12.00	]%	5.00%	0.00%	5.00%
61.38	61.38	$1,000.00	[12.00	]%	[12.00	]%	0.00%	0.00%	0.00%
61.38	58.31	$948.98	[12.00	]%	[7.00	]%	-5.00%	0.00%	-5.00%
61.38	52.48	$855.00	[12.00	]%	[-2.50	]%	-14.50%	0.00%	-14.50%
61.38	44.61	$726.78	[12.00	]%	[-15.33	]%	-27.33%	0.00%	-27.33%
61.38	33.46	$545.13	[12.00	]%	[-33.49	]%	-45.49%	0.00%	-45.49%
61.38	21.75	$354.35	[12.00	]%	[-52.57	]%	-64.57%	0.00%	-64.57%
61.38	13.05	$212.61	[12.00	]%	[-66.74	]%	-78.74%	0.00%	-78.74%
61.38	6.52	$106.22	[12.00	]%	[-77.37	]%	-89.37%	0.00%	-89.37%
61.38	1.63	$26.56	[12.00	]%	[-85.34	]%	-97.34%	0.00%	-97.34%
61.38	0.02	$0.33	[12.00	]%	[-87.97	]%	-99.97%	0.00%	-99.97%

The following table sets forth on a per share basis the high and low intraday sale prices, as well as end-of-quarter closing prices, for the Reference Asset during the periods indicated below. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	41.24	32.88	34.63
June 29, 2001	39.99	26.40	26.80
September 28, 2001	27.10	12.40	14.50
December 31, 2001	21.71	13.54	20.61
March 29, 2002	26.26	16.43	25.33
June 28, 2002	28.81	20.91	21.05
September 30, 2002	21.29	15.19	19.38
December 31, 2002	23.31	17.69	21.84
March 31, 2003	23.85	19.15	22.39
June 30, 2003	24.85	20.48	22.00
September 30, 2003	21.92	17.71	18.14
December 31, 2003	23.44	17.50	22.36
March 31, 2004	31.08	21.66	28.28
June 30, 2004	31.74	25.42	31.49
September 30, 2004	34.48	27.94	32.86
December 31, 2004	37.38	31.54	35.29
March 31, 2005	50.50	33.08	46.70
June 30, 2005	49.23	39.27	47.54
September 30, 2005	68.33	46.21	65.80
December 31, 2005	67.40	53.15	62.70
January 1, 2006 to March 23, 2006 only	77.60	55.78	61.46

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the Prospectus Supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the Reference Asset to you at maturity for an amount equal to the Deposit (as defined below) or (2) “cash settle” the Put Option (i.e., require you to pay us at maturity the difference between the Deposit and the Final Level of the Reference Asset), and a deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the Reference Asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations–Tax Treatment of U.S. Holders–Short-Term Deposits” in the accompanying Prospectus Supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

The chart below indicates the yield on the Deposit and the Put Premium, as described in the Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

Reference Asset	Term to Maturity	Coupon Rate	Yield on the Deposit, per Annum	Put Premium
National Oilwell Varco, Inc.	1-year	[11.5% – 12.5%]	[5.2]%	[6.3% – 7.3%]